FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2005
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 28, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel reports second quarter 2005 results:
substantial increase in revenues and net income
Paris, July 28, 2005 — Second quarter highlights:
•	Revenues up 8.5% yoy at Euro 3,145 million (10.7% at constant Euro/US$ exchange rate)

•	Operating profit at Euro 263 million, an 8.4% operating margin

•	Net income (group share) at Euro 196 million, EPS at Euro 0.14

•	Net cash position at Euro 449 million
Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved consolidated financial statements as of June 30, 2005. Consolidated revenues in the second quarter amounted to Euro 3,145 million, an increase of 8.5% at a current Euro/$ exchange rate (an increase of 10.7% at a constant Euro/US$ exchange rate). The gross margin was registered at 35.6%, while operating profit amounted to Euro 263 million, representing an 8.4% operating margin. Net income (group share) amounted to Euro 196 million, or a diluted EPS of Euro 0.14 (US$0.17 per ADS).
Net cash amounted to Euro 449 million, a Euro 145 million improvement over the first quarter 2005.
     Note: All historical results are restated for optical fiber, mobile handsets, and power systems.

Key Figures*	Second Qtr	Second Qtr	First Qtr
In Euro million except for EPS	2005	2004	2005
Consolidated Income Statement
Revenues	3,145	2,899	2,607
Operating profit	263	257	107
Income from operating activities	209	172	74
Net income (group share)	196	96	124
EPS Diluted (in Euro)	0.14	0.07	0.09
E/ADS** (In USD)	0.17	0.08	0.11
Number of shares (billion)	1.37	1.36	1.38
*2004 IFRS restated figures disclosed today may reflect non-material differences compared to prior publications. Definitive IFRS restated 2004 consolidated financial statements will be available at the time of the full year 2005 earnings release.
**E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of US$1.21 as of June 30, 2005.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“Second quarter results came in above expectations. Sales were higher than anticipated in all three business segments. In particular, the mobile communication business grew around 30% year over year for the second quarter in a row, with a return to double digit profitability, confirming the strength of our product offering and regional strategy. While the fixed communication business continued to shrink as expected during the quarter, our market dynamics clearly point towards the forecasted rebound in the second half. We are also pleased by the return to growth of our private communication business, despite the weakness associated with the low cycle in space activities.
We continue to operate in a competitive environment leading to pricing pressure. With product cost improvements offsetting price trends, our gross margin has been stabilizing for the last three quarters. The resulting operating profit in the second quarter of Euro 263 million remained stable over the same period last year. With restructuring costs declining to the level of around of 1% of 2005 sales and our tax position remaining quite favorable, our net income (group share) went up to Euro 196 million in the quarter, a doubling compared to last year. Net cash improved substantially with a high conversion of profits into solid cash flow from operations.
We believe the trends registered in the second quarter will continue with a momentum stronger than initially anticipated, leading us to upgrade our revenue expectations for the full year. Our operating priority in the second half will be to execute on what we now see as a strong demand for products and solutions where we have placed our strategic focus. Thus, in wireless markets, we need to sustain the strong momentum of our NGN Atrium multi-standard core. In wireline markets, we must also sustain Alcatel’s world leading position in triple play solutions, which keeps expanding at a rapid pace, to meet stringent deadlines required by key customers to launch their IPTV services at year end or in the early part of 2006. The year over year declining trend of fixed expenses will, accordingly, pause in the third quarter in order to provide the necessary support for customers, but should resume in the fourth quarter, to continue in 2006 in line with the ongoing streamlining of our organization. We expect our operating profitability to be back-end loaded, and will be working to maximize operating leverage on the revenue increase in the fourth quarter in pursuing our challenging target of a 10% operating margin.”
Outlook
“We expect year over year revenue growth for the third quarter to come in at the 5-7% range at a constant Euro/US$ exchange rate, highlighting a better than usual seasonal pattern. We now upgrade our full year revenue growth to be in the 5-8% range also at a constant Euro/$ exchange rate. Full year diluted EPS is expected to be around Euro 0.60, up around 40%.”

Second Quarter Business Highlights

Segment Breakdown	Second Qtr	Second Qtr	First Qtr
In Euro million	2005	2004	2005
Revenues
Fixed Communications	1,224	1,305	987
Mobile Communications	958	712	789
Private Communications	981	921	848
Other & Eliminations	(18)	(39)	(17)

Total	3,145	2,899	2,607

Operating Profit
Fixed Communications	120	167	50
Mobile Communications	115	70	66
Private Communications	59	40	34
Other & Eliminations	(31)	(20)	(43)

Total	263	257	107

Note: The following comments are based on year on year comparisons.
Fixed communications
Second quarter revenues decreased by 6.2% to Euro 1,224 million from Euro 1,305 million in the same period last year. A good momentum was registered in optical transmission and IP routing driven by a ramp in Triple Play deployments. The revenue increase in terrestrial optical transmission resulted from increased data traffic and was driven by demand in the metro sector for DSL aggregation, particularly in Europe, as well as good traction in the North American mobile market. Submarine also registered good growth. Migration to high availability IP service routing continued, driven by the rapidly growing implementation of new real time services such as video, particularly in Europe. The decrease in the segment’s revenues is primarily due to the continued drop in traditional TDM switching, as well as some decline in broadband access revenues compared to the particularly solid second quarter 2004 in North America. Volumes in DSL lines reached 5.9 million during the second quarter registering a market share gain and a return to the historical market position, with strength in Europe and China. The IP DSLAM continued to drive revenues with substantial volume deliveries during the quarter, while the market transitions to ADSL2plus technology.
Operating profit amounted to Euro 120 million, representing a 9.8% operating margin, primarily coming from a continued improvement in the optical networks business as well as IP routing.
Mobile communications
Second quarter revenue increased by 34.6% to Euro 958 million from Euro 712 million in the same period last year, with growth across all product lines. Emerging markets continued to be dynamic and hybrid 2G/3G infrastructure revenues were driven by activity in Brazil, Nigeria, Russia, and China. A new radio WCDMA customer was registered in the Middle East, confirming that a number of emerging countries are moving to 3G technologies.

Momentum continued to build in next generation solutions, such as NGN-IMS core, where two flagship contracts were won in Western Europe and SE Asia. Over 20 trials with new customers have now been registered. Mobile applications recorded significant growth with strong volumes in payment applications where the market is shifting to full converged payment solutions. Market traction was registered in video/music services where Alcatel now has over 60 customers.
Operating profit amounted to Euro 115 million, representing a 12.0% operating margin, with a good contribution from mobile networks and applications.
Private communications
Second quarter revenues increased by 6.5% to Euro 981 million compared with Euro 921 million in the same period last year. In the enterprise market, revenues bounced back more than expected after a slow start at the beginning of the year and voice services grew, especially in Eastern and Northern Europe. IP telephony continued to register a strong progression, representing more than a third of the total shipments. Genesys again turned in a solid performance. Vertical market revenues continued to grow significantly, especially in railway signaling systems driven by renovation of main line systems, particularly in Western Europe. Integration services for subway systems, airports and energy customers also continued to show growth opportunities. Space revenues were impacted by a low 2004 commercial backlog. Nevertheless, several important milestones were reached, such as the in-orbit qualification of the new generation of geostationary satellites. The agreement of the EU for a joint Galileo concession bid and the on-time formation of the new satellite company, Alcatel Alenia Space, jointly with Finmeccanica as previously announced, were also major accomplishments of the quarter.
Operating profit amounted to Euro 59 million, representing a 6.0% operating margin. Significant contributions came from enterprise and rail signaling networks.
Alcatel will host an audio web cast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/2q2005/ or http://www.alcatel.fr/2q2005.

Second quarter 2005 results (historical results restated)
Consolidated Income Statement:
➢	Revenues: Euro 3,145 million vs. Euro 2,899 million Q2 04 (up 8.5%) and vs. Euro 2,607 million sequentially

➢	Geographical distribution of sales:

W. Europe:	40%
Other Europe:	8%
North America:	14%
Asia:	15%
RoW:	23%
➢	Gross margin: 35.6% (40.8% for Q2 04).

➢	Selling, general and administration (“SG&A”) costs: Euro (515) million (16.4% of sales)

➢	Research and development (“R&D”) expenses: Euro (341) million (10.8% of sales)

➢	Operating profit: Euro 263 million, an 8.4% operating margin which included a positive impact of 0.3% of revenues coming from the net of bid hedging and capital gains

➢	Income from operating activities: Euro 209 million and included
•	Share-based payment at Euro (20) million

•	Restructuring costs at Euro (34) million

➢	Net income from continuing operations: Euro 226 million and included:
•	Net financial income of Euro 12 million

•	Net income from equity affiliates at Euro (22) million

•	Income Tax at Euro 27 million
➢	Net Income (Group share) : Euro 196 million

➢	Diluted EPS: Euro 0.14 [US$0.17 per ADS] based on an average of 1.37 billion shares
BALANCE SHEET ITEMS:
➢	Operating working capital: Euro 786 million, 6.2% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 4,625 million, compared to Euro 5,428 million at the end of Q2 04 and Euro 5,163 million at end Q4 04

➢	Net Cash: Euro 449 million
     About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com
“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to third quarter and full year 2005 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2005 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Upcoming Events/Announcements
October 27, 2005 Third Quarter Earnings Release